Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following description of our results of operations and financial condition in conjunction with the consolidated unaudited financial statements for the six months ended April 30, 2025 and 2024.

Results of Operations

We commit our core competencies in the renewable energy sector with driving innovation. We enter into trade business with a focus on sales of new energy batteries, electrical equipment and other products in the mainland Pearl River Delta region.

For the six months ended April 30, 2025 and 2024

The following table sets forth a summary of the Company’s consolidated results of operations for the six months ended April 30, 2025 and 2024. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For six months ended
	April 30,		Changes
	2025	2024	Amount	%
Net revenue	$978,564	$2,281,238	$(1,302,674)	-57.10%
Cost of revenue	964,440	2,323,808	(1,359,368)	-58.50%
Gross profit	14,124	(42,570)	56,694	-133.18%
Selling, general and administrative expenses	639,085	15,821,844	(15,182,759)	-95.96%
Loss from operations	(624,961)	(15,864,414)	(15,239,453)	-96.06%
Interest income (expense), net	(50,804)	(52,069)	1,265	-2.43%
Other income (expense), net	23	28,963	(28,940)	-99.92%
Loss before income tax provision	(675,742)	(15,887,520)	15,211,778	-95.75%
Provision for income taxes	-	-	-	-%
Gain/(loss) from discontinued operations	-	89,743	(89,743)	-100.00%
Net loss	(675,742)	(15,797,777)	15,122,035	-95.72%

Net Revenue

Our revenues decreased by 57.1% from $2,281,238 for the six months ended April 30, 2024 to $978,564 for the six months ended April 30, 2025. The decrease was mainly due to the business environment in the PRC.

Cost of revenues

Our cost of revenues decreased by 58.5% from $2,323,808 for the six months ended April 30, 2024 to $964,440 for the six months ended April 30, 2025. The decrease was primarily in line with the decrease in sales products.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by 95.96%, or $15,182,759, from $15,821,844 for the six months ended April 30, 2024 to $639,085 for the six months ended April 30, 2025. The decrease was mainly due to $12.4 million share-based compensation expenses and $2.5 million allowance for credit losses incurred in the same period last year.

Other Income

Other income decreased from $28,963 for the six months ended April 30, 2024 to $23 for the six months ended April 30, 2025. The other income in the 2024 period related to the income from a vehicle disposal.

Provision for Income Taxes

Provision for income tax was nil during the six months ended April 30, 2025 and 2024.

Net Loss

As a result of the foregoing, we recorded a net loss of $675,742 for the six months ended April 30, 2025, a decrease of $15,122,035 or 95.72%, from the net loss of $15,797,777 in the same period last year.

Liquidity and Capital Resources

For the six months ended April 30, 2025 and 2024

As of April 30, 2025, we had $344,235 in cash and cash equivalents. The Company’s working capital and other capital requirements have been primarily funded the sale of equity and from operating cash flow.

Although the Company’s management believes that cash generated from operations will be sufficient to meet the Company’s normal working capital requirements, its ability to service its current debt will depend on its future realization of its current assets during the next 12 months. Management took into account historical experience, the economy, trends in the automotive industry, the collectability of accounts receivable as of April 30, 2025, and the realization of inventory. Based on these considerations, the Company’s management believes that the Company has sufficient funds to meet its working capital requirements and debt obligations, as they will come due for the next 12 months from the date of this report. However, there is no guarantee that management’s plan will succeed. There are a number of factors that can arise and cause the Company’s plans to fall short, such as demand for NEVs, economic conditions, competitive pricing in the industry, and the continued support of banks and suppliers. If future cash flow from operations and other capital resources are insufficient to meet its liquidity needs, the Company may be forced to reduce or delay its anticipated expansion plans, sell assets, acquire additional debt or equity capital, or refinance all or part of its debt.

The following table summarizes the company’s cash flow for the six months ended April 30, 2025 and 2024:

	For the six months ended April 30,
	2025	2024
Net cash used in operating activities	$(791,220)	$(50,830,164)
Net cash used in investing activities	(23,765)	(728,797)
Net cash provided by financing activities	8,945	50,590,372
Effect of exchange rate on cash	206,840	120,611
Cash, cash equivalents, and restricted cash – end of period	$344,235	$273,450

Operating Activities

Net cash used in operating activities consists primarily of depreciation and amortization, accounts receivables and contractual liabilities, and is adjusted for the impact of changes in working capital. Net cash used in operations for the six months ended April 30, 2025 was $791,220, representing a decrease of $50,038,944, compared to net cash used in operating activities of $50,830,164 for the six months ended April 30, 2024.

Investing Activities

Net cash used in investing activities was approximately $23,765 for the six months ended April 30, 2025, a decrease of $705,032, as compared to $728,797 net cash used in investing activities for the six months ended April 30, 2024.

Financing Activities

Net cash provided by financing activities was approximately $8,945 for the six months ended April 30, 2025, a decrease of $50,581,427, as compared to net cash of $50,590,372 provided in the six months ended April 30, 2024. In the six months ended April 30, 2024 we raised $50.0 million, in private placements of our securities.

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